SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934


                            Pocahontas Bancorp, Inc.
                            ------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    730234101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

-------------------                                                  -----------
CUSIP NO. 730234101                                                  Page 2 of 2
-------------------                                                  -----------

================================================================================

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James A. Edington

-------- -----------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: Not appl.    (a)  |_|
                                                                        (b)  |_|
-------- -----------------------------------------------------------------------

   3     SEC USE ONLY


-------- -----------------------------------------------------------------------

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen
--------------------------------------------------------------------------------
                            5   SOLE VOTING POWER

        NUMBER OF                     134,103
         SHARES            ---- ------------------------------------------------
      BENEFICIALLY          6   SHARED VOTING POWER
        OWNED BY
          EACH                        179,282
       REPORTING           ---- ------------------------------------------------
      PERSON WITH           7   SOLE DISPOSITIVE POWER

                                      134,103
                           ---- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                      179,282
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              313,385
-------- -----------------------------------------------------------------------

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
-------- -----------------------------------------------------------------------

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              6.8% of 4,641,717 shares outstanding as of December 31, 2005
-------- -----------------------------------------------------------------------

  12     TYPE IN REPORTING PERSON

              IN
================================================================================

-------------------                                                  -----------
CUSIP NO. 730234101                                                  Page 3 of 3
-------------------                                                  -----------

Item 1(a).        Name of Issuer:

                  Pocahontas Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1700 East Highland Drive
                  Jonesboro, AR 72403

Item 2(a).        Name of Person Filing:

                  James A. Edington

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  1914 Blisswood
                  Pocahontas, AR 72455

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  730234101

Item 3.           If this Statement is Filed Pursuant To Rule 13d-1(b) or 13d-2
                  (b) or (c), Check Whether the Person Filing is a:

                  Item 3(a)-(j):  Not applicable.

Item 4.           Ownership:

                  As of December 31, 2005, the reporting person beneficially owned 313,385 shares of the Issuer. This number of shares represents 6.8% of the common stock, par value $0.01 per share, of the Issuer, based upon 4,641,717 shares of such common stock outstanding as of December 31, 2005. As of December 31, 2005, the reporting person has sole power to vote or to direct the vote of 134,103 shares and shared power to vote or to direct the vote of 179,202 shares. The reporting person has sole power to dispose or to direct the disposition of 134,103 shares of common stock.

-------------------                                                  -----------
CUSIP NO. 730234101                                                  Page 4 of 4
-------------------                                                  -----------

Item 4(a).        Amount Beneficially Owned:

                  313,385

Item 4(b).        Percent of Class:

                  6.8%

Item 4(c).        Number of Shares as to Which the Person Has:

      (i)         Sole power to vote or to direct the vote:

                  134,103*

      (ii)        Shared power to vote or to direct the vote:

                  179,282**

      (iii)       Sole power to dispose or to direct the disposition of:

                  134,103*

      (iv)        Shared power to dispose or to direct the disposition of:

                  179,282**

      *Includes 2,641 shares held by Mr. Edington as custodian for minor children, 9,763 shares held by Mr. Edington through a personal Individual Retirement Account, and 40,416 shares allocated to Mr. Edington's account under the Issuer's 401(k) Savings and Employee Stock Ownership Plan.

      **Includes 132,410 shares held by Mr. Edington jointly with his spouse, 402 shares held by Mr. Edington jointly with his mother, 100 shares held jointly with his son and 6,370 shares held in a spousal Individual Retirement Account.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

-------------------                                                  -----------
CUSIP NO. 730234101                                                  Page 5 of 5
-------------------                                                  -----------

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 2006



                                              \s\ James A. Edington
                                              ----------------------------------
                                              James A. Edington